June 15, 2006

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	SYS
Registration Statement on Form S-3
File No. 333-133217

Dear Ms. Jacobs:

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Act”), on behalf of SYS, I hereby request that the Registration Statement on Form S-3 (No. 333-133217), filed with the Commission on April 12, 2006, become effective on June 15, 2006, at 12:00 p.m. Washington, D.C. time, or as soon thereafter as practicable. We hereby confirm that we are aware of our obligations under the Act and under the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above registration statement. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 858.715.5500 with any questions regarding this matter.

Sincerely,

/s/ Edward M. Lake
Edward M. Lake, Chief Financial Officer
SYS

cc: Adam Halper
  Otto E. Sorensen